SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28616; 812-13586]

Eaton Vance Enhanced Equity Income Fund, et al.; Notice of Application

February 10, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-

end investment companies to make periodic distributions of long-term capital gains with

respect to their outstanding common shares as frequently as twelve times each year, and

as frequently as distributions are specified by or in accordance with the terms of any

outstanding preferred shares that such investment companies may issue.

Applicants: Eaton Vance Enhanced Equity Income Fund, Eaton Vance Enhanced Equity

Income Fund II, Eaton Vance Risk-Managed Diversified Equity Income Fund, Eaton

Vance Tax-Managed Buy-Write Income Fund, Eaton Vance Tax-Managed Buy-Write

Opportunities Fund, Eaton Vance Tax-Managed Diversified Equity Income Fund, Eaton

Vance Tax-Managed Global Buy-Write Opportunities Fund, Eaton Vance Tax-Managed

Global Diversified Equity Income Fund (the "Current Funds") and Eaton Vance

Management ("Eaton Vance").

Filing Dates: The application was filed on October 10, 2008 and amended on January 9,

2009 and February 9, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 9, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, Eaton Vance Building, 255 State Street, Boston, MA 02109.

For Further Information Contact: Jean Minarick, Senior Counsel, at (202) 551-6811, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (telephone (202) 551-5850).

Applicants' Representations:

1. Each Current Fund is a registered closed-end management investment company organized as a Massachusetts business trust.[1] The common shares of the

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[1] Applicants request that any order issued granting the relief requested in the application also apply to any closed-end investment company currently advised or to be advised in the future by Eaton Vance (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with Eaton Vance (collectively, with Eaton Vance, the "Investment Advisers") that decides in the future to rely on the requested relief. Any Fund that relies on the requested order will comply with the terms and conditions of the application (such investment companies together with the Current Funds, the "Funds"). A successor in interest is limited to an entity that results from a reorganization into

Current Funds are listed on the New York Stock Exchange. Applicants believe that the

investors in the common shares of the Current Funds may prefer an investment vehicle

that provides monthly distributions and a steady cash flow. Although the Current Funds

have no current intention to do so, each Current Fund is authorized to issue preferred

shares.

2.　　　Eaton Vance is registered under the Investment Advisers Act of 1940 and

acts as the Current Funds' investment adviser and administrator and is responsible for the

overall management of the Current Funds. Each Fund will be advised by an Investment

Adviser that is registered under the Advisers Act.

3.　　　Applicants state that the Board of Trustees (the "Board") of each Current

Fund, including a majority of the members of each of the Boards who are not "interested

persons" of each Current Fund as defined in section 2(a)(19) of the Act (the "Independent

Trustees"), has requested and considered, and Eaton Vance provided, information

regarding the purpose and terms of a proposed distribution policy, the likely effects of

such policy on the Current Fund's long-term total return (in relation to market price and

net asset value per common share ("NAV")) and the relationship between the Current

Funds' distribution rate on their common shares under the policy and the Current Funds'

total return (in relation to NAV). Applicants state that the Independent Trustees of each

Current Fund also considered what conflicts of interest Eaton Vance and its affiliated

persons and the Current Funds might have with respect to the adoption or implementation

of such policy. Applicants further state that after considering such information the

Boards, including the Independent Trustees, of the Current Funds approved a distribution

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another jurisdiction or a change in the type of business organization. All registered closed-end
investment companies that currently intend to rely on the order are named as applicants.

policy and related plan with respect to the Current Funds' common shares (the "Plan")

and determined that such Plan is consistent with the Current Funds' investment objectives

and in the best interests of the Current Funds' common shareholders.

4.　　　Applicants state that the purpose of the Plan of each Current Fund is to

permit the Current Fund to distribute over the course of each year, through periodic

distributions as nearly equal as practicable and any required special distributions, an

amount closely approximating the total taxable income of the Current Fund during such

year and, if so determined by its Board, all or a portion of the returns of capital paid by

portfolio companies to the Current Fund during such year. Applicants represent that each

Current Fund would distribute to its common shareholders a fixed monthly percentage of

the market price of the Current Fund's common shares at a particular point in time or a

fixed monthly percentage of NAV at a particular time or a fixed monthly amount under

the Plan, any of which may be adjusted from time to time. Applicants state that the

minimum annual distribution rate with respect to a Current Fund's common shares under

the Plan would be independent of the Current Fund's performance during any particular

period but would be expected to correlate with the Current Fund's performance over

time. Applicants explain that except for extraordinary distributions and potential

increases or decreases in the final distribution periods in light of the Current Funds'

performance for the entire calendar year and to enable the Current Funds to comply with

the distribution requirements of subchapter M of the Internal Revenue Code of 1986 (the

"Code") for the calendar year, each distribution on the common shares would be at the

stated rate then in effect.

5.   Applicants represent that the Board of each Current Fund adopted policies and procedures under rule 38a-1 under the Act that are reasonably designed to ensure that all notices required to be sent to the Current Fund's shareholders pursuant to section 19(a) of the Act, rule 19a-1 under the Act and condition IV ("19(a) Notices") comply with condition II below, and that all other written communications by a Current Fund or its agents regarding distributions under the Plan include the disclosure required by condition III below. Applicants state that the Board of each Current Fund also adopted policies and procedures that require the Current Fund to keep records that demonstrate the Current Fund's compliance with all of the conditions of the requested order and that are necessary for each Current Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1.   Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once each year. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the aggregate amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the

Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that the one of the concerns underlying section 19(b) and rule 19b-1 is that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants state that the same information is included in the Current Funds' annual reports to shareholders and IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year.

4.   Applicants further state that each Fund will make the additional disclosures required by the conditions set forth below, and the Current Funds have adopted compliance policies and procedures in accordance with rule 38a-1 to ensure that all required 19(a) Notices and disclosures are sent to shareholders. Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the Plans or the distribution policy and related plan adopted by a Fund, the conditions in Section V. below and the compliance policy and procedures, each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is

the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that each Fund's compliance procedures and condition III set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of a closed-end fund that is subject to a large upcoming capital gains distribution, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to the funds' NAV. Applicants believe that this discount may be reduced for the Funds if they are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Plan or a distribution policy and related plan adopted by a Fund actually could have an undesirable influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants thus assert that the limitation on the number of capital gains distributions that a fund may make with respect to any one year imposed by rule 19b-1, may prevent the efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   In addition, Applicants assert that rule 19b-1 may cause fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of

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2   Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

the annual amount called for by its periodic distribution plan, or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Applicants assert that such distributions are fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend

at a fixed rate or the rate determined by the market, and, like debt securities, are priced

based upon their liquidation value, dividend rate, credit quality, and frequency of

payment. Applicants state that investors buy preferred shares for the purpose of receiving

payments at the frequency bargained for, and do not expect the liquidation value of their

shares to change.

12.   Applicants request an order pursuant to section 6(c) granting an exemption

from section 19(b) and rule 19b-1 to permit each Fund to make periodic long-term capital

gains distributions (as described in section 852(b)(3)(C) of the Code) as often as monthly

in any one taxable year in respect of its common shares and as often as specified by or

determined in accordance with the terms thereof in respect of the Fund's preferred

shares.[3]

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief

will be subject to the following conditions:

I. Compliance Review and Reporting: Each Fund's chief compliance officer will:

(a) report to the Fund's Board, no less frequently than once every three months or at the

next regularly scheduled quarterly Board meeting, whether (i) the Fund and its

Investment Adviser have complied with the conditions of the order, and (ii) a material

compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred with

respect to compliance with such conditions; and (b) review the adequacy of the policies

and procedures adopted by the Board no less frequently than annually.

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[3]   Applicants state that a future Fund that relies on the requested order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of trustees of such future Fund and will be made at a future time.

II. <u>Disclosures to Fund Shareholders</u>:

A. Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by section 19(a) and rule 19a-1:

1. will provide, in a tabular or graphical format:

(a) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(b) the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(c) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(d) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate

expressed as a percentage of NAV as of the last day of the month prior to the most recent

distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the

estimate of the sources of the current distribution; and

      2. will include the following disclosure:

      (a) "You should not draw any conclusions about the Fund's

investment performance from the amount of this distribution or from the terms of the

Fund's Plan";

      (b) "The Fund estimates that it has distributed more than its

income and net realized capital gains; therefore, a portion of your distribution may be a

return of capital. A return of capital may occur, for example, when some or all of the

money that you invested in the Fund is paid back to you. A return of capital distribution

does not necessarily reflect the Fund's investment performance and should not be

confused with 'yield' or 'income'";[4] and

      (c) "The amounts and sources of distributions reported in this

19(a) Notice are only estimates and are not being provided for tax reporting purposes.

The actual amounts and sources of the amounts for [accounting and] tax reporting

purposes will depend upon the Fund's investment experience during the remainder of its

fiscal year and may be subject to changes based on tax regulations. The Fund will send

you a Form 1099-DIV for the calendar year that will tell you how to report these

distributions for federal income tax purposes." Such disclosure shall be made in a type

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[4]   The disclosure in this condition II.A.2.(b) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

B. On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

1. describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

2. include the disclosure required by condition II.A.2.a above;

3. state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

4. describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

C. Each report provided to shareholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

III. Disclosure to Shareholders, Prospective Shareholders and Third Parties:

A. Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition II.A.2 above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

B. Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition II.A.2 above, as an exhibit to its next filed Form N-CSR; and

C. Each Fund will post prominently a statement on its (or the Investment Adviser's) web site containing the information in each 19(a) Notice, including the disclosure required by condition II.A.2 above, and will maintain such information on such web site for at least 24 months.

IV. Delivery of 19(a) Notices to Beneficial Owners: If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

V. Special Board Review for Funds Whose Common Shares Trade at a Premium: If:

A. a Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

B. the Fund's annualized distribution rate for such 12-week rolling period expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

1. At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(a) will request and evaluate, and the Fund's Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(b) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition V.B.1.a above; including, without limitation:

(1) whether the Plan is accomplishing its purpose(s);

(2) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(3) the Fund's current distribution rate, as described in condition V.B above, compared to the Fund's average annual taxable income or total return over the 2-year period, as described in condition V.B, or such longer period as the Board deems appropriate; and

(c) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

2. The Board will record the information considered by it, including its consideration of the factors listed in condition V.B.1.b above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

VI.   Public Offerings: A Fund will not make a public offering of the Fund's common shares other than:

A. a rights offering below NAV to holders of the Fund's common shares;

B. an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

C. an offering other than an offering described in conditions VI.A and VI.B above, provided that, with respect to such other offering:

1. the Fund's average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution

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record date,[5] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[6] and

2. the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred shares as such Fund may issue.

VII. Amendments to Rule 19b-1: The requested order will expire on the effective date of any amendments to rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary

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[5] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.
[6] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.